Exhibit 16.1

January 7, 2020

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

We have been furnished with a copy of the response to Form 6-K for the event that occurred on January 2, 2020, to be filed by our former client, Origin Agritech Limited. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

/s/ BDO China Shu Lun Pan CPAs LLP

BDO China Shu Lun Pan Certified Public Accountants LLP